                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                                  Advocat Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   007586100
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                                 (CUSIP Number)

                                 Amy Wang, Esq.
                         Bristol Capital Advisors, LLC
          10990 Wilshire Boulevard, Suite 1410, Los Angeles, CA 90024
                                 (310) 696-0333
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 13, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 007586100


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bristol Investment Fund, Ltd.
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     Cash
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Cayman Islands
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               7.   Sole Voting Power
  NUMBER OF         256,861
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           256,861
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     256,861
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     4.4%
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14.  Type of Reporting Person (See Instructions)
     CO
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The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule
13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4 is hereby amended to include the following:

ITEM 4.  PURPOSE OF TRANSACTION

On March 13, 2007, Bristol Investment Fund, Ltd. ("Bristol") sent a letter to the Chief Executive Officer of the Issuer. The letter is filed as Exhibit 1 hereto and is incorporated herein by reference. The letter addresses Bristol's concerns about the future role of the Chairman of the Board, the valuation of the Issuer's common stock, and the general direction of the Issuer. The letter also urges the Issuer to take certain measures to address Bristol's concerns and act in the best interests of all shareholders.

Item 5(a) is hereby amended and restated as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of the filing of this Amendment No. 3 to Schedule 13D, Bristol owns 256,861 Shares, which represents approximately 4.4% of the Shares outstanding, based upon 5,836,287 Shares outstanding as of November 1, 2006 as reported in the Issuer's quarterly report on Form 10Q, as filed with the Securities and Exchange Commission on November 8, 2006. Bristol filed its initial Schedule 13D and amendments thereto voluntarily, although under no obligation to do so pursuant to the statute. As long as Bristol continues to hold less than 5% of the Shares outstanding, Bristol does not intend to file any further amendments to the
               Schedule 13D.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 13, 2007

BRISTOL INVESTMENT FUND, LTD.


By: /s/ Paul Kessler